UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Monster Worldwide, Inc.
(Name of Subject Company)

Monster Worldwide, Inc.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

611742107
(CUSIP Number of Class of Securities)

Michael C. Miller, Esq.
Executive Vice President, General Counsel & Secretary
Monster Worldwide, Inc.
133 Boston Post Road, Building 15
Weston, Massachusetts 02493
(978) 461-8000

With copies to:

Martin Nussbaum, Esq.	Derek Winokur, Esq.
Dechert LLP	Dechert LLP
1095 Avenue of the Americas	1095 Avenue of the Americas
New York, New York 10036	New York, New York 10036
(212) 698-3596	(212) 698-3860

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Monster Worldwide, Inc., a Delaware corporation (the “Company”) pursuant to the terms of an Agreement and Plan of Merger, dated August 8, 2016, by and among the Company, Randstad North America, Inc., a Delaware corporation (“Parent”), and Merlin Global Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent.

This Schedule 14D-9 filing consists of the following documents relating to the proposed tender offer and merger:

i.	Company Employee Audio Message Transcript, dated August 9, 2016;

ii.	Company Employee Letter, dated August 9, 2016;

iii.	Company Communications Leadership Toolkit, dated August 9, 2016;

iv.	Company Leader Pre-Briefing Talking Points, dated August 9, 2016;

v.	Company Sales Force Call Talking Points, dated August 9, 2016;

vi.	Company Customer Letter, dated August 9, 2016;

vii.	Company Sales Force Talking Points/Q&A, dated August 9, 2016;

viii.	Company Supplier/Vendor/Business Partner Letter, dated August 9, 2016;

ix.	Company Supplier/Vendor/Business Partner Talking Points, dated August 9, 2016; and

x.	Company Social Media Posts, dated August 9, 2016.

The items listed above were first used or made available on August 9, 2016.

The information set forth under Items 1.01, 2.02, 5.03, 7.01 and 9.01 of the Current Report on Form 8-K filed by the Company on August 9, 2016 (including all exhibits attached thereto) is incorporated herein by reference.

(i) Set forth below is the transcript of the audio message the Company plans to disseminate electronically to its employees:

TIM: Good morning. This is Tim and Mark speaking to you from Weston.

By now you will have seen this morning’s exciting announcement that our Board of Directors approved a transaction under which Monster will combine with Randstad, a leading human resources services provider and one of our top staffing customers. This is a transformational day for our company.

I wanted to personally reach out as soon as possible to convey my enthusiasm about this combination and the many opportunities it presents for all of our stakeholders — our employees, our customers, and our shareholders.

This transaction brings together two incredibly complementary visions for the recruiting industry, creating a unique opportunity that will allow us to accelerate our mission and connect more people to more jobs.

As you may know, Randstad is the second largest HR service provider in the world, with capabilities spanning outsourcing, staffing, consulting and other workforce solutions and a footprint that covers more than 90% of the total global HR services market.

We expect that together, the combination of Monster and Randstad will bring value to you, our employees, who will benefit from being part of this larger, more diversified company with access to greater resources; our customers will benefit from our ability to accelerate our delivery of the best recruiting media, technologies, and platforms; our shareholders will receive immediate value for their shares.

With that, I will ask Mark to say a few words about the great benefits this transaction will have for our customers and how important your commitment is throughout this process.

Thank you all for your dedication to Monster and I hope that you share my enthusiasm in joining Randstad and the exciting new chapter for our Company.

MARK: Thank you, Tim, and good morning, everyone.

I want to start by reiterating Tim’s sentiments about what an exciting opportunity this is for Monster and the essential role you all will play to ensure that Monster continues to deliver the same outstanding service that our customers have come to rely on.

With Randstad, we will continue to pursue our mission, servicing our customers and their needs. However, now we intend to do it faster and more broadly, creating new and innovative capabilities that deliver greater value to individual job seekers, candidates, employers, and society as a whole.

Once the transaction closes, we intend to deliver for our customers as we always have, bringing humanity and opportunity to the job industry.

It is important to note, and we want to emphasize, that it is still early in this process. The transaction is subject to customary closing conditions. Until the combination is complete, which is expected to occur in the fourth quarter of 2016, subject to regulatory approvals, Monster and Randstad remain separate companies. In short, everything remains business as usual and it is important that we all stay focused on our responsibilities and our customers. Following close, Monster will operate as a separate and independent entity under the Monster name within Randstad.

I am sure that you will have many questions. There is a lot of work ahead of us. Please stay focused today on what you do best to meet — and exceed — our customers’ expectations.

Tim?

TIM: Thanks Mark. We are excited about what the future holds for Monster, and we hope you are too. In the coming weeks, we will get together for a company All-Hands to review more information about this transaction and discuss next steps.

In conclusion, on behalf of our entire Board and management team, I’d like to thank you for all that you do. In many ways, this exciting transaction is the culmination of all of your hard work, and for that you should be very proud.

Notice to Investors

The tender offer for the outstanding common stock of Monster Worldwide, Inc. has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Monster Worldwide, Inc.  The solicitation and offer to buy common stock of Monster Worldwide, Inc. will only be made pursuant to an Offer to Purchase and related materials.  At the time the tender offer is commenced, Randstad North America, Inc. and Merlin Global Acquisition, Inc. will file with the SEC a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related tender offer documents, and Monster Worldwide, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Monster Worldwide, Inc. files with the SEC at the SEC’s website at www.sec.gov, or free of charge from Monster Worldwide, Inc. at http://ir.monster.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this announcement regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the proposed transaction, the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Monster Worldwide, Inc., the possibility that competing offers will be made and the satisfaction or waiver of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Randstad North America, Inc. and the Solicitation/Recommendation Statement to be filed by Monster Worldwide, Inc.  Monster Worldwide, Inc. disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.

(ii) Set forth below is the letter the Company plans to distribute to its employees:

[COMPANY LOGO]

August 9, 2016

Dear Colleagues,

Today marks a significant milestone for our company and all those we serve — one that is a direct result of all of your hard work, and in many ways, the culmination of our journey that started when we entered online recruiting more than 20 years ago. Moments ago, we announced that our Board of Directors approved a transaction under which Monster will combine with Randstad, a leading human resources services provider and one of our top staffing customers. This transaction brings together two complementary visions for the recruiting industry, creating a unique opportunity that is intended to accelerate our mission and connect more people to more jobs. We encourage you to read the joint press release that was issued this morning for more details.

As you may know, Randstad is the second largest HR service provider in the world, with capabilities spanning outsourcing, staffing, consulting and other workforce solutions. Founded in 1960, Randstad is headquartered in Amsterdam with operations in thirty-nine countries, including the U.S., and approximately 30,000 employees around the globe. To learn more about Randstad, please visit their website www.randstad.com.

This transaction is an exciting win-win for all key stakeholders: we expect that you, our employees, will benefit from being part of this larger, more diversified company with access to greater resources; our customers will benefit from our ability to accelerate our delivery of the best recruiting media, technology, and platforms; and our shareholders will receive immediate value for their shares. Importantly, upon closing of the transaction, Monster will operate as a separate and independent entity under the Monster name within Randstad, and we intend to continue to deliver for our customers as we always have, bringing humanity and opportunity to the job industry.

It is important to note, and we must emphasize, that it is still early in this process. Until the combination is complete, Monster and Randstad remain separate companies. In short, everything remains business as usual and it is important that we all stay focused on our responsibilities and our customers. The transaction is expected to be completed in the fourth quarter of 2016, subject to the satisfaction of customary closing conditions.

As you can imagine, this announcement may lead to inquiries from the press, investors and customers, and it is important for us to speak with one voice. Consistent with company policy, please forward any media inquiries to Matt Anchin at matt.anchin@monster.com or (212) 351-7528 and any investor or financial analyst inquiries to Bob Jones at bob.jones@monster.com or (212) 351-7032. In addition, in order to comply with the legal requirements of the transaction, we ask that you do not comment publicly about the transaction. If you have any questions, please don’t hesitate to ask your manager.

In the coming weeks, we will get together for a company All Hands meeting to review more information about this transaction and discuss next steps. On behalf of our Board of Directors and the rest of the management team, thank you for your hard work and continued dedication to Monster. We hope you are as excited as we are for what the next chapter holds.

Sincerely,

Tim Yates	Mark Stoever

CEO	President and COO

Monster Worldwide	Monster Worldwide

Notice to Investors

The tender offer for the outstanding common stock of Monster Worldwide, Inc. has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Monster Worldwide, Inc.  The solicitation and offer to buy common stock of Monster Worldwide, Inc. will only be made pursuant to an Offer to Purchase and related materials.  At the time the tender offer is commenced, Randstad North America, Inc. and Merlin Global Acquisition, Inc. will file with the SEC a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related tender offer documents, and Monster Worldwide, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Monster Worldwide, Inc. files with the SEC at the SEC’s website at www.sec.gov, or free of charge from Monster Worldwide, Inc. at http://ir.monster.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this announcement regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the proposed transaction, the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Monster Worldwide, Inc., the possibility that competing offers will be made and the satisfaction or waiver of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Randstad North America, Inc. and the Solicitation/Recommendation Statement to be filed by Monster Worldwide, Inc.  Monster Worldwide, Inc. disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.

(iii) Set forth below is the toolkit the Company plans to distribute to certain members of its senior management:

[COMPANY LOGO]

Overview

As leaders within Monster, you will play an important role in communicating with employees at all levels about our agreement to combine with Randstad. The attached materials are designed to assist you in explaining the proposed joining of our two organizations and what our employees can expect to happen as this process unfolds. Attached you will find:

•                  A copy of the joint press release to be issued Tuesday, August 9, 2016, at 1:00 AM ET.

•                  An employee letter that will be simultaneously distributed to all employees;

•                  A customer letter that will be simultaneously distributed to all customers;

•                  Supplier/vendor/business partner letter and talking points; and

•                  Sales force talking points/Q&A that will be distributed to the sales force groups to help them communicate with customers.

To ensure all employees have consistent information about this transaction, make yourself familiar with these attachments. To further assist you in your discussions, included in this toolkit you will find talking points and some Q&A so that you are able to clearly and effectively communicate with your team members about this transaction.

Keep in mind that how you discuss this transaction will affect how employees under your supervision respond. It is vital to set the right tone from the outset. Please stay confident and forward-looking, and encourage employees to think and act constructively. It is important to note that everything remains business as usual and we remain committed to servicing our customers.

As you familiarize yourself with the transaction, please keep in mind:

•                  During this period, it is important that we speak with one voice. Consistent with company policy, please forward:

•                  Media calls to Matt Anchin at matt.anchin@monster.com or (212) 351-7528

•                  Investor or analyst calls to Bob Jones at bob.jones@monster.com or (212) 351-7032

•                  Be sensitive to employees’ needs and listen to their concerns, but please do not offer your own opinion about the merits of the transaction — you are a leader and represent the Company in this context.

•                  The attached documents and messages have been approved by legal counsel. Therefore, it is important that you do not add to or alter these materials or any other communications you may receive in the future regarding Monster’s combination with Randstad.

•                  The closing of the transaction is subject to the satisfaction of customary closing conditions and regulatory approvals. You should not comment on, or speculate about this process, likely agency reactions or outcomes. The only information you should provide is that the transaction is expected to be completed in the fourth quarter of 2016, subject to the satisfaction of customary closing conditions.

•                  Do not offer ANY information related to employee benefits beyond what is outlined in the FAQ.

•                  Please encourage employees to remain focused on their day-to-day responsibilities.

Key Messages / Talking Points

It is important for all our audiences — both internal and external — to hear messages that are consistent. To that end, below are some key messages to assist you in communicating with stakeholders regarding this transaction. Please do not embellish or stray into topics which are not covered here.

Overview

•                  Randstad and Monster have entered into an agreement under which the companies will combine to build the world’s most comprehensive portfolio of HR services.

•                  This is an exciting transaction that we expect will create significant value for all our stakeholders — including our customers, employees, and shareholders.

•                  With Randstad, Monster will accelerate our ability to connect more people to more jobs.

About Randstad

•                  Randstad is the second largest HR service provider in the world, with capabilities spanning outsourcing, staffing, consulting, and other workforce solutions.

•                  Founded in 1960, Randstad is headquartered in Amsterdam with operations in 39 countries, including the U.S., and approximately 30,000 employees around the globe.

Why We Are Doing This

•                  This transaction brings together two complementary visions for the recruiting industry, creating a unique opportunity to accelerate our ability to connect more people to more jobs.

•                  This transaction is an exciting win-win for all key stakeholders: we expect that you, our employees, will benefit from being part of this larger, more diversified company with access to greater resources; our customers will benefit from our ability to accelerate our delivery of the best recruiting media, technology, and platforms; and our shareholders will receive immediate value for their shares.

What This Means for You

•                  Importantly, upon closing of the transaction, Monster will operate as a separate and independent entity under the Monster name within Randstad, and we intend to deliver for our customers as we always have, bringing humanity and opportunity to the job industry.

•                  It is important to understand that it is still early in this process, and until the combination is complete, Monster and Randstad remain separate companies.

•                  In short, everything remains business as usual.

•                  It is important that we all stay focused on our responsibilities and our customers.

•                  The transaction, which is expected to be completed in the fourth quarter of 2016, is subject to the satisfaction of customary closing conditions and regulatory approvals.

Staying Focused

•                  As we move ahead, we must continue to execute. It important that you remain focused on your day-to-day responsibilities.

•                  Maintaining the level of service and quality of product our customers have come to expect is a top priority.

•                  If you have questions or concerns, please don’t hesitate to let me know.

•                  Thank you for all that you do for Monster every day.

General Q&A

1.              Why are we being acquired by Randstad?

•                  With Randstad, we are bringing together two complementary visions for the recruiting industry, creating a unique opportunity to accelerate our ability to connect more people to more jobs.

•                  This transaction is an exciting win-win for all key stakeholders: we expect that you, our employees will benefit from being part of this combined company with access to greater resources; our customers will benefit from our ability to accelerate our delivery of the best recruiting media, technologies, and platforms; and our shareholders will receive immediate value for their shares.

•                  Together, Randstad and Monster will deliver greater value to individuals, employers, and society as a whole.

2.              What are the terms of the deal?

•                  Please refer to the press release we issued this morning for additional details on the structure of the transaction.

3.              Is the deal subject to shareholder approval? Other approvals?

•                  The transaction is structured as a tender offer, so there is no shareholder vote needed to approve the deal.

•                  The closing of the transaction is subject to the satisfaction of customary closing conditions and regulatory approvals.

4.              How is the transaction aligned with Monster’s strategy? Will Monster’s strategy change as a result?

•                  Our combination with Randstad is aligned with our core strategy and moving forward, our mission remains the same.

•                  We intend to create and deliver the best recruiting media, technologies, and platforms to service our customers and their needs. However, now we plan to do it faster and more broadly, creating new and innovative capabilities that deliver greater value to individual job seekers, candidates, and employers alike.

5.              Are we still hiring? Making strategic investments?

•                  We are continuing to operate as we always have.

•                  Until the transaction closes, everything stays business as usual, meaning there are no changes to day-to-day business operations and we ask that you remain focused on your daily responsibilities.

6.              What does this mean for my job? Will there be layoffs?

•                  Until the deal closes, Monster and Randstad remain separate companies and there are no layoffs in anticipation of the transaction closing. Everything stays business as usual, meaning there are no changes to day-to-day business operations and we ask that you remain focused on your daily responsibilities.

•                  Importantly, upon closing of the transaction, Monster will operate as a separate and independent entity under the Monster name within Randstad, and we intend to deliver for our customers.

•                  Until then, we will focus on integration and more details will be shared with you as they are determined.

7.              What are the plans to integrate our two companies? How will Monster fit into the existing structure of Randstad? Who will lead the integration efforts?

•                  Upon close, Monster will operate as a separate and independent entity within Randstad.

•                  An integration planning team comprised of leaders from both companies will be formed to determine specifics.

8.              What happens to Monster’s headquarters in Weston and other locations? Who will the leaders be?

•                  Upon close, Monster will operate as a separate and independent entity within Randstad.

•                  Monster has a strong leadership team in place, and they are committed to the success of the company and this transition. They have worked collaboratively with Randstad throughout this process to enable Randstad to understand and evaluate the opportunities this transaction will create and will continue to do so.

•                  We are early in the process and there is a lot of work ahead of us. Once decisions have been made, we will communicate that to you.

9.              What will happen to the Monster name and our brands?

•                  Upon close, Monster will operate as a separate and independent entity under the Monster name within Randstad.

10.       How will this transaction affect compensation and benefits? 401K?

•                  Until the transaction closes, Monster will continue to operate as an independent company and your compensation and benefits remain unchanged.

•                  An important part of the integration planning process will be a review of our employee benefits program to create an effective and seamless integration with Randstad’s programs. You should know that Randstad is committed to providing competitive and comprehensive benefits to all employees.

11.       Can we trade Monster shares?

•                  Until the transaction is complete, trading Monster stock you own will continue to be subject to the current insider trading policy.

12.       What does this mean for our customers?

•                  This transaction provides Monster with a unique opportunity to accelerate our ability to connect more people to more jobs.

•                  Moving forward, our mission remains the same. We intend to create and deliver the best recruiting media, technologies, and platforms to service our customers and their needs. However, now we plan to do it faster and more broadly, creating new and innovative capabilities that deliver greater value to individual job seekers, candidates, and employers alike.

•                  Upon completion, Monster will continue to operate as a separate and independent entity, and we intend to deliver for our customers as we always have, bringing humanity and opportunity to the job industry.

13.       Is there a social media policy? Can I discuss the transaction on social media?

•                  In order to comply with the legal requirements of the transaction, we ask that you do not comment publicly about the transaction.

•                  News of the announcement will be made on Monster’s Twitter, LinkedIn and Facebook pages. Please use the following guidance on any employee social media posts about the transaction:

•                  YOU MAY “like” any of the Company social media posts about the transaction or re-post/re-tweet such Company posts.

•                  YOU MAY retweet a link to the press release announcing the transaction WITHOUT COMMENTARY OR DISCUSSION.

•                  DO NOT provide any personal commentary on the transaction or any additional language in posts/tweets other than a link to the Company’s social media post or press release.

•                  DO NOT provide any personal commentary on the transaction or any additional language in posts/tweets to customers, suppliers, vendors, employees etc. other than a link to the Company’s social media post or press release.

•                  If you have any questions, please don’t hesitate to ask your manager.

PLEASE NOTE: It’s always okay to acknowledge that we don’t yet have all of the answers. You will likely receive many questions that you will not be able to answer directly. Please use this answer in those situations:

“That’s a great question. It is early in the process, and I do not have all the answers today. Our commitment to you is that we will answer your questions as quickly and completely as possible. Let me get back to you.”

Cadence of Events

•                  At 1:00 AM ET, Randstad and Monster will issue a joint deal press release. One minute later, Monster’s earnings press release will cross the wire. Given the transaction announcement, Monster will not be hosting an earnings call.

•                  Immediately following, an employee letter and an employee voicemail from Tim Yates will be distributed and posted to the Intranet.

•                  At the same time, a customer letter will be distributed and the team will begin customer outreach starting with Asia and Europe and then cascading to North America.

•                  Shortly after 1:00 AM ET, Monster will also distribute invites to separate sales force and staffing sales force calls that will occur in different regions through the day as follows:

•                  At 4:00 AM ET, Sanjay Modi will conduct the Monster Sales Force Call with India (1:30 PM IST).

•                  Simultaneously, Andrea Bertone will conduct the Monster Sales Force Call with Europe (10:00 AM GMT+2).

•                  At 4:15 AM ET, Andrea Bertone will conduct the Monster Staffing Sales Force Call with Europe (10:15 AM GMT+2).

•                  At 10:00 AM ET, Paul Forte will conduct the Monster Sales Force Call with North America.

•                  At 10:15 AM ET, Paul Forte will conduct the Monster Staffing Sales Force Call with North America.

•                  At 10:15 AM ET, Pat Manzo will conduct the Monster Global Customer Service Call.

•                  After the announcement, we encourage you to first talk with your direct reports early tomorrow morning and then hold conference calls with your respective organizations shortly thereafter.

•                  Throughout the day, you will see Monster social channel postings and approved tweets will go live. While the Company has approved these communications and vetted them through legal, it remains important to encourage all customers and employees to refrain from commenting publicly on the transaction given legal restrictions.

•                  In the coming weeks, we will get together for a company All Hands meeting to review more information about this transaction and discuss next steps.

Closing Thoughts

This combination truly is a milestone for Monster — and was made possible by your dedication and hard work. We are enthusiastic about our future and appreciative of all you and your teams do for Monster every day and thank you for your support and assisting with communications in this process.

Notice to Investors

The tender offer for the outstanding common stock of Monster Worldwide, Inc. has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Monster Worldwide, Inc.  The solicitation and offer to buy common stock of Monster Worldwide, Inc. will only be made pursuant to an Offer to Purchase and related materials.  At the time the tender offer is commenced, Randstad North America, Inc. and Merlin Global Acquisition, Inc. will file with the SEC a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related tender offer documents, and Monster Worldwide, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Monster Worldwide, Inc. files with the SEC at the SEC’s website at www.sec.gov, or free of charge from Monster Worldwide, Inc. at http://ir.monster.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this announcement regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the proposed transaction, the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Monster Worldwide, Inc., the possibility that competing offers will be made and the satisfaction or waiver of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Randstad North America, Inc. and the Solicitation/Recommendation Statement to be filed by Monster Worldwide, Inc.  Monster Worldwide, Inc. disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.

(iv) Set forth below are the telephone pre-briefing materials the Company plans to distribute to certain members of its senior management:

[COMPANY LOGO]

Leader Pre-Briefing Talking Points

Introduction

•                  Good evening. Thank you all for joining me on such short notice.

•                  Before I dive into the details of what we will discuss on this call, I need to stress that the information I’m about to share is material, non-public information and highly confidential. It should not be discussed with anyone outside of this group — including employees, family, and friends — until after it is publicly announced.

•                  With that said, I am pleased to inform you that later this evening at 1:00 AM ET we will be announcing that Monster has agreed to be acquired by Randstad.

•                  Today marks a significant milestone for our company and all those we serve — one that is a direct result of all of your hard work and, in many ways, the culmination of our journey that started when we entered online recruiting more than 20 years ago.

•                  As leaders within Monster, I wanted to make sure you heard this exciting news from me first.

•                  This transaction is a major win for Monster and all our stakeholders — including our customers, shareholders, and our employees.

•                  As part of the leadership at Monster, you will play an important role helping our employees, customers, partners, and suppliers understand this announcement and how they will benefit from this transaction.

Transaction Snapshot

•                  Let me first review the basic terms of the transaction, and then I will get into the benefits.

•                  Under the terms of the agreement, Randstad will offer to acquire all of the outstanding shares of Monster for $3.40 per share in cash.

•                  The transaction is subject to customary closing conditions. Following the transaction’s close, which is expected to occur in the fourth quarter of 2016, subject to the satisfaction of customary closing conditions, Monster will continue operating as a separate and independent entity under the Monster name.

Transaction Benefits

•                  First, let me speak a little bit about how this opportunity came about, and why this transaction is so exciting.

•                  As you may know, Randstad is the second largest HR service provider in the world, with capabilities spanning outsourcing, staffing, consulting and other workforce solutions.

•                  They are one of our top staffing customers and we know them well.

•                  As you know, the global landscape is changing rapidly and keeping pace with technological advances is increasing the pressure on employers to find better ways to connect people and jobs.

•                  This transaction brings together two complementary visions for the recruiting industry, creating a unique opportunity that will allow us to accelerate our ability to connect more people to more jobs.

•                  This transaction is a win-win for all key stakeholders: you, our employees, will benefit from being part of this larger, more diversified company with access to greater resources; our customers will benefit from our ability to accelerate our delivery of the best recruiting media, technologies, and platforms; and our shareholders will receive immediate value for their shares.

•                  Moving forward, our mission remains the same. We intend to continue to create and deliver the best recruiting media, technologies, and platforms to service customers and their needs. However, now we intend to do it faster and more broadly, creating new and innovative capabilities that deliver greater value to individual job seekers, candidates, and employers alike.

•                  Importantly, as I mentioned earlier, Monster will operate as a separate and independent entity under the Monster name within Randstad, and we intend to continue to deliver for our customers as we always have, bringing humanity and opportunity to the job industry.

Next Steps for Employees

•                  It is important to note, and I must emphasize, that it is still early in this process.

•                  Until the combination is complete, Monster and Randstad remain separate companies.

•                  In short, everything remains business as usual.

•                  We must all stay focused on our responsibilities and our customers, and it is important to encourage your employees to do the same.

•                  We expect the combination with Randstad to bring many benefits to Monster employees, who will be part of a larger, more diversified company with access to greater resources.

•                  The tone we set as leaders plays a big role in how all of our stakeholders react to this news. Please remind your team members to remain focused on their day-to-day responsibilities and working hard to meet the needs of our customers.

The Role You Play as Leaders

•                  This transaction truly is a testament to the accomplishments we have achieved as a team and I thank each of you for your contributions.

•                  It’s also important to communicate this same message to your teams and to encourage them to keep up their great work as we move forward and continue to grow the business.

•                  To help guide you in your conversations with employees and to ensure that our messages are consistent, we are also providing you with a communications toolkit.

•                  Please take the time to read through and familiarize yourself with the communications materials — we want to ensure that our messages are consistent — but remember all information is to be kept confidential until the press release crosses the wire tonight at 1:00 AM ET.

•                  As we engage with employees, it is important to keep in mind that how you discuss this transaction will affect how those under your supervision respond.

•                  Stay confident and forward-looking, and encourage employees to think and act constructively.

•                  Of course, there may be questions you do not have answers to. It’s important that you don’t speculate on anything that you don’t know.

Communications Cadence

•                  To briefly review the plans for the next 24 hours:

•                  At 1:00 AM ET, Randstad and Monster will issue a joint deal press release. One minute later, Monster’s earnings press release will cross the wire. Given the transaction announcement, Monster will not be hosting an earnings call.

•                  Immediately following, an employee letter and an employee voicemail will be distributed and posted to the Intranet.

•                  At the same time, a customer letter will be distributed and the team will begin customer outreach starting with Asia and Europe and then cascading to North America.

•                  Shortly after 1:00 AM ET, we will also distribute invites to separate sales force and staffing sales force calls that will occur in different regions through the day as follows:

•                  At 4:00 AM ET, Sanjay Modi will conduct the Monster Sales Force Call with India (1:30 PM IST).

•                  Simultaneously, Andrea Bertone will conduct the Monster Sales Force Call with Europe (10:00 AM GMT+2).

•                  At 4:15 AM ET, Andrea Bertone will conduct the Monster Staffing Sales Force Call with Europe (10:15 AM GMT+2).

•                  At 10:00 AM ET, Paul Forte will conduct the Monster Sales Force Call with North America.

•                  At 10:15 AM ET, Paul Forte will conduct the Monster Staffing Sales Force Call with North America.

•                  At 10:15 AM ET, Pat Manzo will conduct the Monster Global Customer Service Call.

•                  Throughout the day, the team and I will be talking with media, investors, and other key stakeholders — top customers, suppliers, etc.

•                  We encourage you to first talk with your direct reports early tomorrow morning and then hold conference calls with your respective organizations shortly thereafter. We want to ensure they understand the benefits of this transaction and are prepared for conversations with customers and other key stakeholders as appropriate.

•                  In the coming weeks, we will hold a company All Hands call, during which we will review more information about this transaction and next steps.

Concluding Remarks

•                 Thank you again for all joining this call on short notice.

•                 This exciting transaction for Monster was made possible by your dedication and hard work.

•                 I look forward to the opportunities that lie ahead. Thank you for all your contributions.

•                 With that, please let me know if you have questions…

Notice to Investors

The tender offer for the outstanding common stock of Monster Worldwide, Inc. has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Monster Worldwide, Inc.  The solicitation and offer to buy common stock of Monster Worldwide, Inc. will only be made pursuant to an Offer to Purchase and related materials.  At the time the tender offer is commenced, Randstad North America, Inc. and Merlin Global Acquisition, Inc. will file with the SEC a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related tender offer documents, and Monster Worldwide, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Monster Worldwide, Inc. files with the SEC at the SEC’s website at www.sec.gov, or free of charge from Monster Worldwide, Inc. at http://ir.monster.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this announcement regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the proposed transaction, the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Monster Worldwide, Inc., the possibility that competing offers will be made and the satisfaction or waiver of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Randstad North America, Inc. and the Solicitation/Recommendation Statement to be filed by Monster Worldwide, Inc.  Monster Worldwide, Inc. disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.

(v) Set forth below are the talking points that the Company plans to distribute to certain members of its sales force management:

[COMPANY LOGO]

Sales Force Call Talking Points

Introduction

•                  Thank you for joining me on such short notice.

•                  As you know, early this morning, we announced that Monster will combine with Randstad, a leading human resources services provider and one of our top staffing customers.

•                  As our sales force, each of you will play an important role in helping our customers understand the key benefits of the transaction.

Why We Are Combining with Randstad

•                  First, let me highlight a few key points as to why this transaction, and why now.

•                  As you know and have seen firsthand, there has been a massive technological change that has challenged employers to identify better ways to find and hire people globally.

•                  With Randstad, the second largest HR service provider in the world, we can address that challenge.

•                  This transaction brings together two complementary visions for the recruiting industry, creating a unique opportunity to accelerate our ability to connect more people to more jobs.

•                  Together we intend to build the world’s most comprehensive portfolio of HR services.

•                  With Randstad, we can accelerate our ability to connect more people to more jobs by bringing labor supply and demand closer together.

•                  We expect that this transaction will bring great benefits to our customers, which I will address in a moment, but also to our employees — including you, our valued sales reps — who will benefit from becoming part of a larger, more diversified company.

•                  We are excited to join and be supported by Randstad, as we continue to build the best recruiting media, technologies, and platforms. We look forward to working with the Randstad team to ensure a smooth transition.

What This Means for Our Customers

•                  That brings me to what this all means for customers — and how you can help.

•                  First and foremost, it is important for customers to understand that until the transaction closes, which is expected to occur in the fourth quarter of 2016, subject to the satisfaction of customary closing conditions, we and Randstad remain separate companies. Customers should continue to do business with us as they always have. In short, it’s business as usual.

•                  Following the close, Monster will operate as a separate and independent entity under the Monster name, continuing to service customers as we always have.

•                  It is important to reinforce with your customers that Monster intends to serve them as part of Randstad — and you can reassure them that they should expect the same outstanding service that they have come to rely on from us.

•                  You can also remind them that all existing contracts will continue to be honored and their company contact will remain the same. The transaction is subject to customary closing conditions.

•                  We are excited to join and be supported by Randstad, and we intend to build the best recruiting media, technologies, and platforms.

Next Steps

•                  We are still early in the process and as I mentioned earlier, until the combination is complete, Monster and Randstad will remain separate companies.

•                  Today’s announcement is just the first step, and we will keep you updated as we can.

•                  I understand that you may have questions. Please refer to the Talking Points/Q&A document that was distributed to the sales force earlier today.

•                  You may also reach out to your manager with any questions you may have.

Conclusion

•                  In summary, I want to thank you for your support, hard work and dedication to Monster.

•                  This transaction represents an exciting next chapter for all of us and I hope you share my enthusiasm.

Notice to Investors

The tender offer for the outstanding common stock of Monster Worldwide, Inc. has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Monster Worldwide, Inc.  The solicitation and offer to buy common stock of Monster Worldwide, Inc. will only be made pursuant to an Offer to Purchase and related materials.  At the time the tender offer is commenced, Randstad North America, Inc. and Merlin Global Acquisition, Inc. will file with the SEC a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related tender offer documents, and Monster Worldwide, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Monster Worldwide, Inc. files with the SEC at the SEC’s website at www.sec.gov, or free of charge from Monster Worldwide, Inc. at http://ir.monster.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this announcement regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the proposed transaction, the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Monster Worldwide, Inc., the possibility that competing offers will be made and the satisfaction or waiver of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Randstad North America, Inc. and the Solicitation/Recommendation Statement to be filed by Monster Worldwide, Inc.  Monster Worldwide, Inc. disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.

(vi) Set forth below is the letter that the Company plans to distribute to certain of its customers:

[COMPANY LOGO]

August 9, 2016

Dear Customer,

As an important Monster customer, we are writing to you with some exciting news about our company. We are pleased to inform you that today we announced that our Board of Directors has approved a transaction under which Monster will combine with Randstad, a leading human resources services provider.

This transaction provides Monster with a unique opportunity to accelerate our ability to connect more people to more jobs by bringing labor supply and demand closer together. Moving forward, our mission remains the same. We intend to continue to build the best recruiting media, technologies, and platforms. However, now we intend to be able to do it faster and more broadly, creating new and innovative capabilities that deliver greater value to individual job seekers, candidates, and employers alike.

Until the transaction is completed, which is expected to occur in the fourth quarter of 2016, subject to the satisfaction of customary closing conditions, Monster and Randstad remain separate companies and will conduct business as usual. And, upon completion, Monster will operate as a separate and independent entity under the Monster name within Randstad, and we intend to continue to deliver for our customers. It is important to note that all existing contracts will continue to be honored. Your company contact will remain the same and you can expect the same outstanding service that you have come to rely on from Monster.

As we work to complete this transaction, rest assured that maintaining focus on your business will be our top priority. We remain as committed as ever to meeting and exceeding your expectations, and look forward to continuing our relationship.

As always, thank you for your continued business with Monster. If you have any questions, please do not hesitate to reach out to your regular Monster representative.

Sincerely,

Tim Yates	Mark Stoever

CEO	President and COO

Monster Worldwide	Monster Worldwide

Notice to Investors

The tender offer for the outstanding common stock of Monster Worldwide, Inc. has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Monster Worldwide, Inc.  The solicitation and offer to buy common stock of Monster Worldwide, Inc. will only be made pursuant to an Offer to Purchase and related materials.  At the time the tender offer is commenced, Randstad North America, Inc. and Merlin Global Acquisition, Inc. will file with the SEC a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related tender offer documents, and Monster Worldwide, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Monster Worldwide, Inc. files with the SEC at the SEC’s website at www.sec.gov, or free of charge from Monster Worldwide, Inc. at http://ir.monster.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this announcement regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the proposed transaction, the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Monster Worldwide, Inc., the possibility that competing offers will be made and the satisfaction or waiver of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Randstad North America, Inc. and the Solicitation/Recommendation Statement to be filed by Monster Worldwide, Inc.  Monster Worldwide, Inc. disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.

(vii) Set forth below are the talking points/Q&A that the Company plans to distribute to members of its sales force:

[COMPANY LOGO]

Monster Sales Force Talking Points / Q&A

Talking Points for Use with Customers

•                  We are pleased to inform you that Monster has entered into an agreement to combine with Randstad, a leading human resources services provider.

•                  This is an exciting transaction which we expect to bring great opportunities for you, our valued customers.

•                  With Randstad, we intend to accelerate our ability to connect more people to more jobs by bringing labor supply and demand closer together.

•                  Our mission remains the same — we intend to build the best recruiting media, technologies, and platforms to service you and your needs.

•                  Now we plan to do it faster and more broadly, creating new and innovative capabilities to deliver greater value to individual job seekers, candidates, employers, and society as a whole.

•                  We expect to complete the transaction in the fourth quarter of 2016, subject to the satisfaction of customary closing conditions.

•                  Until then, we remain separate companies and it is business as usual.

•                  Once the transaction closes, Monster will continue to operate as a separate and independent entity under the Monster name within Randstad, and we intend to deliver for our customers as we always have, bringing humanity and opportunity to the job industry.

•                  It is important to note that upon the transaction’s close, all existing contracts will continue to be honored. Your company contact will remain the same and you can expect the same outstanding service that you have come to rely on from Monster.

•                  As we work to complete this transaction, rest assured that maintaining focus on your business will be our top priority. We look forward to continuing to meet — and exceed — your expectations.

•                  As always, if you have any questions, please let me know.

•                  Thank you for your continued business.

Customer Q&A

1.              Why is Monster combining with Randstad?

Randstad is the second largest HR services provider in the world. Monster builds the best recruiting media, technologies, and platforms for connecting jobs and people. With Randstad, we are bringing together two complementary visions for the recruiting industry, providing Monster with a unique opportunity to accelerate our ability to connect more people to more jobs. Moving forward, our mission remains the same. We intend to create and deliver the best recruiting media, technologies, and platforms. However, now we plan to do it faster and more broadly, creating new and innovative capabilities that deliver greater value to individual job seekers, candidates, employers and society as a whole.

2.              How will customers benefit from this transaction?

Monster’s mission remains the same: we intend to create and deliver the best recruiting media, technologies, and platforms to service our customers and their needs. However, now we plan to do it faster and more broadly, creating new and innovative capabilities that deliver greater value to individual job seekers, candidates, and employers alike.

3.              What should customers expect?

There will be no change in the way you do business with us as a result of this announcement.

We are as committed as ever to meeting and exceeding your expectations, and look forward to continuing to develop new and innovative products that deliver greater value to seekers and employers.

Until we complete the transaction, which is expected to occur in the fourth quarter of 2016, subject to the satisfaction of customary closing conditions, we remain separate companies and it is business as usual. And, upon completion, Monster will continue to operate as a separate and independent entity under the Monster name within Randstad, and we intend to deliver for our customers as we always have, bringing humanity and opportunity to the job industry.

4.              Will there be any changes to Monster’s name or offering?

Monster will continue to operate under the Monster name. Until the transaction is completed, which is expected to occur in the fourth quarter of 2016, subject to the satisfaction of customary closing conditions, Monster and Randstad remain separate companies and will conduct business as usual. Upon completion, Monster will continue to operate as a separate and independent entity under the Monster name within Randstad, and we intend to deliver for our customers as we always have, bringing humanity and opportunity to the job industry. There are no anticipated changes at this time to the Monster offering.

5.              Will existing contracts continue to be honored?

Yes — all existing contracts will continue to be honored. Your company contact will remain the same and you can expect the same outstanding service that you have come to rely on from Monster.

6.              I am considering renewing my annual contract. Should I be concerned about the future of this acquisition?

Upon completion, Monster will continue to operate as a separate and independent entity under the Monster name within Randstad. We intend to deliver for our customers as we always have, and all existing contracts will continue to be honored.

7.              Should I renew my contract with Monster now, or just wait until Monster is a part of Randstad?

You should continue to conduct business with Monster as usual. Upon completion, Monster will continue to operate as a separate and independent entity under the Monster name within Randstad, and we intend to deliver for our customers as we always have, bringing humanity and opportunity to the job industry.

8.              What about an out clause in my contract?

It is not Monster’s practice to have an “out clause” or a termination for convenience clause in contracts.

NOTE: If a customer is attempting to pursue this course of action, please escalate this matter to your Director, VP, or SVP to discuss.

9.              What if I want to cancel or shorten my annual/multi-year contracts?

Monster does not cancel contracts with customers and will fulfill all obligations without question. We expect no change in services.

10.       What does this mean if I have contracts with both Randstad and Monster?

Until the transaction is completed, which is expected to occur in the fourth quarter of 2016, subject to the satisfaction of customary closing conditions, Monster and Randstad remain separate companies and will conduct business as usual. You should continue to conduct business with Monster and Randstad as usual. It is important to note that all existing contracts will continue to be honored.

11.       Should I be concerned about my data privacy?

Monster will continue to operate as a separate and independent entity. If you need more assistance with a data privacy issue, contact Jen Lee at jennifer.lee@monster.com or John Donnelly john.donnelly@monster.com in the Monster legal department.

12.       How will I know more about the progress of the transaction? Where can I find additional information?

We will keep you updated on developments and progress throughout the process. As always, if you have any questions, please don’t hesitate to ask.

Key Messages for Staffing Customers

•                  Staffing companies represent and will continue to be one of Monster’s largest and most important set of customers. Monster will continue to invest in and focus on staffing industry solutions with the support of Randstad.

•                  We are committed to serving staffing customers with a full set of technology solutions and to the same level of service they have come to rely upon from Monster.

•                  This is an exciting transaction that we expect will bring great opportunities to enhance our ability to service our staffing customers with greater insight and expertise from Randstad.

•                  Once the transaction closes, Monster will continue to operate as a separate and independent entity under the Monster name within Randstad, and we intend to deliver for our customers as we always have, bringing humanity and opportunity to the job industry.

Staffing Customer Q&A

13.       What does this mean for Monster’s staffing customers?

Staffing companies represent and will continue to be one of Monster’s largest and most important set of customers. In fact, the combination of Randstad and Monster means we can provide greater benefit to them and we intend to accelerate and broaden our ability to build the best recruiting media, technologies, and platforms to service Staffing company needs. In addition, we will continue to operate as a separate and independent entity while benefiting from greater insight and expertise of Randstad to build technology solutions for our staffing customers.

14.       What happens if a staffing company purchases software from Monster? What happens to our data?

Nothing will change for Monster or Monster’s customers, including staffing companies. Monster will continue to operate as a separate and independent entity. Monster will continue to protect and keep safe any and all information we possess to serve you and your needs.

Notice to Investors

The tender offer for the outstanding common stock of Monster Worldwide, Inc. has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Monster Worldwide, Inc.  The solicitation and offer to buy common stock of Monster Worldwide, Inc. will only be made pursuant to an Offer to Purchase and related materials.  At the time the tender offer is commenced, Randstad North America, Inc. and Merlin Global Acquisition, Inc. will file with the SEC a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related tender offer documents, and Monster Worldwide, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Monster Worldwide, Inc. files with the SEC at the SEC’s website at www.sec.gov, or free of charge from Monster Worldwide, Inc. at http://ir.monster.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this announcement regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the proposed transaction, the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Monster Worldwide, Inc., the possibility that competing offers will be made and the satisfaction or waiver of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Randstad North America, Inc. and the Solicitation/Recommendation Statement to be filed by Monster Worldwide, Inc.  Monster Worldwide, Inc. disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.

(viii) Set forth below is the letter that the Company plans to distribute to certain of its suppliers, vendors and business partners:

[COMPANY LOGO]

Supplier / Vendor / Business Partner Letter

We want to share with you some important news about Monster. Recently, we announced that Monster will be acquired by Randstad, a leading human resources services provider.

This transaction provides Monster with a unique opportunity to accelerate our ability to connect more people to more jobs by bringing labor supply and demand closer together. Importantly, upon closing of the transaction, Monster will operate as a separate and independent entity under the Monster name within Randstad. Randstad is committed to growing our business, and we intend to continue to deliver for our customers as we always have, bringing humanity and opportunity to the job industry.

Until the transaction is completed, which is expected to occur in the fourth quarter of 2016, subject to the satisfaction of customary closing conditions, Monster and Randstad remain separate companies and will conduct business as usual. It is important to note that all existing contracts will continue to be honored. Your company contact will remain the same and you can expect the same outstanding service that you have come to rely on from Monster.

As always, thank you for your continued business with Monster. If you have any questions, please do not hesitate to reach out to your regular Monster representative.

Sincerely,

Tim Yates	Mark Stoever

CEO	President and COO

Monster Worldwide	Monster Worldwide

Notice to Investors

The tender offer for the outstanding common stock of Monster Worldwide, Inc. has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Monster Worldwide, Inc.  The solicitation and offer to buy common stock of Monster Worldwide, Inc. will only be made pursuant to an Offer to Purchase and related materials.  At the time the tender offer is commenced, Randstad North America, Inc. and Merlin Global Acquisition, Inc. will file with the SEC a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related tender offer documents, and Monster Worldwide, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Monster Worldwide, Inc. files with the SEC at the SEC’s website at www.sec.gov, or free of charge from Monster Worldwide, Inc. at http://ir.monster.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this announcement regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the proposed transaction, the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Monster Worldwide, Inc., the possibility that competing offers will be made and the satisfaction or waiver of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by

Randstad North America, Inc. and the Solicitation/Recommendation Statement to be filed by Monster Worldwide, Inc.  Monster Worldwide, Inc. disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.

(ix) Set forth below are the talking points that the Company plans to distribute to certain of its employees to be used when engaging with the Company’s suppliers, vendors and business partners:

[COMPANY LOGO]

Supplier / Vendor / Business Partner Talking Points

What Was Announced

•                  I want to share with you some important news about Monster. Recently, we announced that Monster will be acquired by Randstad, a leading human resources services provider.

•                  As you may know, Randstad is the second largest HR service provider in the world, with capabilities spanning outsourcing, staffing, consulting, and other workforce.

•                  This transaction provides Monster with a unique opportunity to accelerate our ability to connect more people to more jobs.

•                  We expect this will bring many exciting opportunities to our key stakeholders, including our customers and business partners.

•                  Together, we will have additional resources and scale to deliver solutions that help bring together labor supply and demand.

Next Steps

•                  Upon closing of the transaction, Monster will operate as a separate and independent entity under the Monster name within Randstad, and we intend to continue to deliver for our customers.

•                  Randstad is committed to growing our business.

•                  Until the transaction is completed, which is expected to occur in the fourth quarter of 2016, subject to the satisfaction of customary closing conditions, we remain separate companies and will conduct business as usual.

•                  It is important to note that all existing contracts will continue to be honored. Your company contact will remain the same and you can expect the same outstanding service that you have come to rely on from Monster.

•                  Thank you for your continued business with Monster.

•                  If you have any questions, please do not hesitate to reach out to your regular Monster representative.

Notice to Investors

The tender offer for the outstanding common stock of Monster Worldwide, Inc. has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Monster Worldwide, Inc.  The solicitation and offer to buy common stock of Monster Worldwide, Inc. will only be made pursuant to an Offer to Purchase and related materials.  At the time the tender offer is commenced, Randstad North America, Inc. and Merlin Global Acquisition, Inc. will file with the SEC a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related tender offer documents, and Monster Worldwide, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Monster Worldwide, Inc. files with the SEC at the SEC’s website at www.sec.gov, or free of charge from Monster Worldwide, Inc. at http://ir.monster.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this announcement regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the proposed transaction, the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Monster Worldwide, Inc., the possibility that competing offers will be made and the satisfaction or waiver of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Randstad North America, Inc. and the Solicitation/Recommendation Statement to be filed by Monster Worldwide, Inc.  Monster Worldwide, Inc. disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.

(x) Set forth below are the social media posts that the Company plans to disseminate:

[COMPANY LOGO]

Monster Social Media Posts

Twitter:

@Randstad to acquire @Monster to transform the way people and jobs connect.

LinkedIn:

Randstad to acquire Monster Worldwide to transform the way people and jobs connect.

Facebook:

Randstad to acquire Monster Worldwide to transform the way people and jobs connect.

Notice to Investors

The tender offer for the outstanding common stock of Monster Worldwide, Inc. has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Monster Worldwide, Inc.  The solicitation and offer to buy common stock of Monster Worldwide, Inc. will only be made pursuant to an Offer to Purchase and related materials.  At the time the tender offer is commenced, Randstad North America, Inc. and Merlin Global Acquisition, Inc. will file with the SEC a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related tender offer documents, and Monster Worldwide, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Monster Worldwide, Inc. files with the SEC at the SEC’s website at www.sec.gov, or free of charge from Monster Worldwide, Inc. at http://ir.monster.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this announcement regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the proposed transaction, the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Monster Worldwide, Inc., the possibility that competing offers will be made and the satisfaction or waiver of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Randstad North America, Inc. and the Solicitation/Recommendation Statement to be filed by Monster Worldwide, Inc.  Monster Worldwide, Inc. disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.